Exhibit 4.27

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2022 Nanomix Corporation had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). References herein to “we,” “us,” “our” and the “Company” refer to Nanomix Corporation and not to any of its subsidiaries.

The following description of our common stock and certain provisions of our certificate of incorporation, as amended (our “charter”) and bylaws (“bylaws”) are summaries and are qualified in their entirety by reference to the full text of our certificate of incorporation and our bylaws, each of which have been publicly filed with the Securities and Exchange Commission (the “SEC”). We encourage you to read our certificate of incorporation and our bylaws and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.

Common Stock

Each share of our common stock entitles the holder to receive notice of and to attend all meetings of our stockholders with the entitlement to one vote. Holders of common stock are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares ranking in priority to the common stock, to receive any dividend declared by the Board of Directors. If we are voluntarily or involuntarily liquidated, dissolved or wound-up, the holders of common stock will be entitled to receive, after distribution in full of the preferential amounts, if any, all of the remaining assets available for distribution ratably in proportion to the number of shares of common stock held by them. Holders of common stock have no redemption or conversion rights. The rights, preferences and privileges of holders of shares of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock issued and outstanding or that we may designate and issue in the future.

Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock. This preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by stockholders. The terms of any series of preferred stock may include voting rights (including the right to vote as a series on particular matters), preferences as to dividend, liquidation, conversion and redemption rights and sinking fund provisions. As of December 31, 2022, shares of series B, series C and series D preferred stock have been designated but only 377 shares of series C preferred stock and 540 shares of Series D preferred stock are outstanding. The issuance of any preferred stock could materially adversely affect the rights of the holders of our common stock, and therefore, reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell our assets to, a third party and thereby preserve control by the present management.

Series B Preferred Stock

The Series B Preferred Stock shall not have voting rights, provided, however, effective January 1, 2022, each Holder shall be entitled to the whole number of votes equal to the number of shares of Common Stock into which such holder’s Series B Preferred Stock would be convertible on the record date for the vote or consent of stockholders, and shall otherwise have voting rights and powers equal to the voting rights and powers of the Common Stock. The Series B Preferred Stock ranks senior to the Company’s common stock and junior with respect to the Company’s Series C Preferred Stock with respect to dividend rights and rights upon liquidation, winding-up or dissolution. Each Holder of Series B Preferred Stock shall be entitled to receive dividends or distributions on each share of Series B Preferred Stock on an “as converted” into Common Stock basis when and if dividends are declared on the Common Stock by the Board of Directors. Each outstanding share of the Series B Preferred Stock will automatically convert into 1,000 shares of common stock on the date that approval of an amendment to the Corporation’s Certificate of Incorporation, as amended, to implement a one-for-173 reverse stock split of the Corporation’s capital stock, or the Reverse Split, by a majority of the votes entitled to be cast thereon, whether presented at a special or annual meeting of shareholders of the Corporation or by written consent of the shareholders and the subsequent filing of such amendment with the Secretary of State of the State of Delaware.  Notwithstanding the foregoing, the Company shall not effect any conversion of the Preferred Stock, and the Holder shall not have the right to convert any portion of the Preferred Stock to the extent that after giving effect to such conversion, the Holder (together with the Holder’s affiliates), as set forth on the applicable Notice of Conversion, would beneficially own in excess of 4.9% of the number of shares of the Common Stock Outstanding immediately after giving effect to such conversion.

Series C Preferred Stock

Shares of our Series C Preferred Stock shall be entitled to vote on any matter and shall each collectively represent 80% of the votes eligible to be cast in any manner. The Series C Preferred Stock are not entitled to any dividends (unless specifically declared by our Board), but will participate on an as-converted-to-common-stock basis in any dividends to the holders of our common stock. Each share of Series C Preferred Stock shall be converted into 6,060.044596 shares of the Company’s Common Stock upon the Company completing the Reverse Split. In the event of our dissolution, liquidation or winding up, the holders of our Series C Preferred Stock will convert their shares into common stock and be on parity with the holders of our common stock and will participate, on a on an as-converted-to-common stock basis, in any distribution to holders of our common stock.

Series D Preferred Stock

The Company filed a Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock (the “COD”) with the Delaware Secretary of State to create a new class of preferred stock designated Series D Preferred Stock and authorized the issuance of up to ten thousand (10,000) shares of Series D Preferred Stock. The Series D Preferred Stock has a stated value of $1,200 per share (“Stated Value”) and the holder of the Series D Preferred Stock has the right to receive a dividend equal to eight percent (8%) per annum, payable quarterly, beginning on the issuance date of the Series D Preferred Stock and ending on the date that the Series D Preferred Stock has been converted or redeemed. Dividends may be paid in cash or in shares of Series D Preferred Stock at the discretion of the Company. A The Series D Preferred Stock will vote together with the common stock on an as-converted basis subject to the Beneficial Ownership Limitations Further, the holders of the Series D Preferred Stock have the right to receive assets in the event of liquidation, dissolution or winding up before any distribution or payment shall be made to the holders of any securities junior to the Series D Preferred Stock. The Company is required to reserve and keep available out of our authorized and unissued shares of Common Stock three times the number of Common Stock needed to convert or exercise all Series D Preferred Stock.

The conversion price (the “Conversion Price”) for the Series D Preferred Stock shall be the amount equal to the lower of (1) $2.08, a fixed price equaling the closing bid price of the Common Stock on the trading day immediately preceding the date of the Purchase Agreement and (2) one hundred percent (100%) of the quotient of (A) the sum of the VWAP of the Common Stock for each of the three (3) trading days with the lowest VWAP during the twenty (20) consecutive trading day period ending on the trading day immediately preceding the date of delivery of a conversion notice and (B) three, subject to the Beneficial Ownership Limitations. Following an “Event of Default,” as defined in the Purchase Agreement, the Conversion price shall equal the lower of: (a) the then applicable Conversion Price; or (b) a price per share equaling eighty percent (80%) of the lowest traded price for the Company’s common stock during the fifteen (15) Trading Days immediately preceding, but not including, the Conversion Date. The Conversion Price is also subject to adjustment due to certain events, including stock dividends, stock splits and fundamental transactions and in connection with the issuance by the Company of our Common Stock or Common Stock equivalents at an effective price per share lower than the Conversion Price then in effect.

The Company shall have the right to redeem, provided the notes issued in the June 2021 financing have been satisfied in full, all (but not less than all), shares of the Series D Preferred Stock issued and outstanding at any time after the date of issuance, upon five (5) business days’ notice, at a redemption price per Series D Preferred Stock then issued and outstanding, equal to the product of (i) the Premium Rate multiplied by (ii) the sum of (x) the Stated Value, (y) all accrued but unpaid dividends, and (z) all other amount due to the Holder pursuant to the COD and/or any document entered into in connection with this financing. “Premium Rate” means (a) 1.15 if all of the Preferred Stock is redeemed within ninety (90) calendar days from the issuance date thereof; (b) 1.2 if all of the Preferred Stock is redeemed after ninety (90) calendar days.

Delaware Anti-Takeover Law and Provisions of Certificate of Incorporation and By-Laws

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

●	at or subsequent to the date of the transaction, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

●	the owner of 15% or more of the outstanding voting stock of the corporation;

●	an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

●	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

Our certificate of incorporation and bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our Board of Directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Certificate of Incorporation and Bylaws

Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our certificate of incorporation and bylaws will:

●	permit our Board of Directors to issue up to shares of preferred stock, with any rights, preferences and privileges as they may designate;

●	provide that all vacancies on our Board of Directors, including as a result of newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

●	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

●	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

●	not provide for cumulative voting rights, thereby allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election; and

●	provide that special meetings of our stockholders may be called only by the Board of Directors or by such person or persons requested by a majority of the Board of Directors to call such meetings.